                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K
                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 1994

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________


Commission file number:  1-8504

         A.  Full title of the plan:


                UNIFIRST CORPORATION PROFIT SHARING PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              UNIFIRST CORPORATION
                                68 Jonspin Road
                             Wilmington, MA  01887

A. Financial Statements: Audited financial statements of UniFirst Corporation Profit Sharing Plan.

     1.  Report of Independent Public Accountants

     2.  Statements of Net Assets Available for Benefits

     3.  Statements of Changes in Net Assets Available for Benefits

     4.  Notes to Financial Statements

     5.  Supplementary Information:

         Schedule I -     Schedule of Assets Held for Investment Purposes

         Schedule II -    Schedule of Reportable Transactions

B.   Exhibits:

     1.  Exhibit 23:  Consent of Arthur Andersen LLP, Independent
         Public Accountants.

                              ARTHUR ANDERSEN LLP





                              UNIFIRST CORPORATION
                              PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1994 AND 1993
                         TOGETHER WITH AUDITOR'S REPORT

                              ARTHUR ANDERSEN LLP




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of
The UniFirst Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the UniFirst Corporation Profit Sharing Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                       /s/ Arthur Andersen LLP


Boston, Massachusetts
May 19, 1995

                              UNIFIRST CORPORATION
                              PROFIT SHARING PLAN
                            STATEMENTS OF NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                                        DECEMBER 31,             DECEMBER 31,
                                                                                1994                     1993
 ASSETS:


 Investments, at fair market value:
     Bank cash management trust                                        $      -                 $  23,162,832
     Common stocks                                                            -                     7,470,165
     Mutual funds                                                         23,687,611                6,031,764
     Real Estate                                                           1,542,800                2,358,457
     Member loans                                                          2,411,637                2,103,438
     Short-term investments                                               13,548,104                2,652,267
- -------------------------------------------------------------------------------------------------------------
                                                                          41,190,152               43,778,923
- -------------------------------------------------------------------------------------------------------------


     Employer contribution receivable                                      3,200,000                   -
     Cash and cash equivalents                                             1,048,334                   -
     Other assets                                                              6,333                   23,911
- -------------------------------------------------------------------------------------------------------------
                                                                           4,254,667                   23,911
- -------------------------------------------------------------------------------------------------------------
                                                                          45,444,819               43,802,834
- -------------------------------------------------------------------------------------------------------------
 LIABILITIES:

 Accounts payable and accrued liabilities                                        401                  145,660
- -------------------------------------------------------------------------------------------------------------

 NET ASSETS AVAILABLE FOR BENEFITS                                     $  45,444,418            $  43,657,174
- -------------------------------------------------------------------------------------------------------------





See accompanying notes to financial statements.

                              UNIFIRST CORPORATION
                              PROFIT SHARING PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                               FOR THE YEAR ENDED



                                                                                                 DECEMBER 31,
                                                                                                         1994
 NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                                                         $  43,657,174
- -------------------------------------------------------------------------------------------------------------

 Investments income, net of expenses:

     Interest and dividends                                                                        2,387,846
     Net realized and unrealized losses                                                           (2,444,127)
     Other                                                                                            49,224
- -------------------------------------------------------------------------------------------------------------
                                                                                                      (7,057)
- -------------------------------------------------------------------------------------------------------------
 Contributions:
     Employer                                                                                      3,200,000
     Members                                                                                       1,828,581
- -------------------------------------------------------------------------------------------------------------
                                                                                                   5,028,581
- -------------------------------------------------------------------------------------------------------------
            TOTAL ADDITIONS                                                                        5,021,524
- -------------------------------------------------------------------------------------------------------------
 Benefits paid to members                                                                          3,208,563

 Administrative expenses                                                                              25,717
- --------------------------------------------------------------------------------------------------------------
            TOTAL DEDUCTIONS                                                                       3,234,280
- --------------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------------------
 NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                                                               $  45,444,418
- --------------------------------------------------------------------------------------------------------------





See accompanying notes to financial statements.

                    UNIFIRST CORPORATION PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994


  1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         (a)     Basis of Accounting

         The accompanying financial statements are prepared using the accrual basis of accounting with all assets of the UniFirst Corporation Profit Sharing Plan ("the Plan") stated at fair market value. Fair market value of real estate is based on independent appraisals.

         (b)     Federal Income Taxes

         On July 28, 1994, the Internal Revenue Service issued a favorable determination letter that the Plan, as restated to qualify under the provisions of the Tax Reform Act of 1986, continues to qualify in form under Section 401 of the Internal Revenue Code ("Code"). The Trust which holds Plan assets accordingly continues to be qualified for exempt status under Code Section 501(a).

         UniFirst Corporation, the Plan sponsor, believes that operations of the Plan are in compliance with its terms, so that all qualification requirements of the Code, including requirements with respect to the employee deferral feature of Code Section 401(k), are being satisfied. See Note 5.

         Due to the qualified status of the Plan and its related Trust under Code Sections 401 and 501 respectively, members of the Plan are not taxed currently when amounts, including UniFirst contributions, member salary deferrals, forfeitures from non-vested members, and investment gains, are allocated to their Plan accounts. Similarly, realized investment gains of Plan assets are not taxable to the Trust. Members who receive distributions are subject to special tax treatment on distributions pursuant to Code Sections 72 and 401.

         (c)     Administrative Expenses

         It is the current policy of UniFirst Corporation to assume certain administrative costs of the Plan.

2.       PLAN DESCRIPTION

         (a)     General Provisions

         The Plan covers all full-time employees not covered under a collective bargaining agreement. Employees become eligible to participate in the Plan on the January 1st which is at least six months after their original date of hire.

                    UNIFIRST CORPORATION PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994


2.       PLAN DESCRIPTION (CONTINUED)

         (a)     General Provisions (continued)

         The Plan is administered by two Trustees who are appointed by the Board of Directors of UniFirst Corporation. The Trustees have adopted the policy of using professional investment advisors, whenever possible, to select Plan assets and make investment decisions.

         (b)     Employer Contribution

         The amount of the annual contribution made by UniFirst Corporation to the Plan is determined annually by the Board of Directors of the Company, but may not exceed the maximum allowable under the Internal Revenue Code.

         (c)     Member Contributions

         Member contributions through compensation reduction are allowed. The amount of compensation reduction is subject to certain limits in effect under Section 401(k) of the Internal Revenue Code.

         (d)     Members' Accounts and Vesting

         Members' non-Section 401(k) account balances become 100% vested after the fifth year of service. In the event of death, retirement or permanent disability, any member's account becomes fully vested. Members' Section 401(k) balances vest immediately.

         Annual employer contributions and forfeitures of unvested amounts from terminating members are allocated to members' account balances based on members' covered compensation. Income from investments, realized gains and losses, and unrealized market appreciation or depreciation of investments are allocated to members' account balances based on the amount of the individual members' balances during the Plan year.

         (e)     Payment of Benefits

         On retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to their vested account balance, a life annuity, or an installment payout subject to certain Plan provisions.

                    UNIFIRST CORPORATION PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994


2.       PLAN DESCRIPTION (CONTINUED)

         (f)     Loans to Plan Members

         The Plan allows for loans to members up to the lesser of $50,000 or 50% of the member's vested account balance with a limitation based upon an employee's compensation.

         (g)     Termination of Plan

         In the event of termination of the Plan, the members and beneficiaries of deceased members shall have a fully vested interest in the amount credited to their respective accounts at the time of such termination.

3.       SIGNIFICANT INVESTMENTS

         The fair market value of additional significant investments that represents 5% or more of the Plan's net assets not already specifically identified in these financial statements at December 31, 1994 and 1993 is as follows:

                                                                      1994                      1993
                                                                      ----                      ----
 Bank Cash Management Trust:
 --------------------------

     First Union Funds Fixed-Income Portfolio                                   -         $   5,695,611
     First Union Funds Managed Bond Portfolio                                   -             5,762,399
     First Union Funds Value Portfolio                                          -             4,304,803
     Stable Investment Fund                                                     -             5,623,671
     Other                                                                      -             1,776,348
- -------------------------------------------------------------------------------------------------------
            Total Bank Cash Management Trust                                    -         $  23,162,832
- -------------------------------------------------------------------------------------------------------

                    UNIFIRST CORPORATION PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

3.       SIGNIFICANT INVESTMENTS (CONTINUED)

                                                                        1994                    1993
                                                                        ----                    ----
 Mutual Funds:
 ------------

     Vanguard Fixed Income Securities Fund
       (Short-Term Federal Portfolio)                              $               -      $       6,031,764
     Merrill Lynch Global Allocation Fund                                  7,181,598                      -
     Merrill Lynch Capital Fund                                            7,224,556                      -
     Merrill Lynch Basic Value Fund                                        7,463,944                      -
     Merrill Lynch Special Value Fund                                      1,817,513                      -
- -------------------------------------------------------------------------------------------------------------
            Total Mutual Funds                                     $      23,687,611      $       6,031,764
- -------------------------------------------------------------------------------------------------------------


 Real Estate Located in Texas:
 ----------------------------
     Houston                                                       $         865,000      $       1,000,000
     San Antonio, Vicinity of the University of Texas                         67,200                447,057
     Beaumont, The Crossing Center                                           397,600                406,400
     New Braunfels                                                                 -                327,000
     San Antonio, Bulverde Road and Smithson
       Valley Road                                                           213,000                178,000
- -------------------------------------------------------------------------------------------------------------
            Total Real Estate Located in Texas                     $       1,542,800      $       2,358,457
- -------------------------------------------------------------------------------------------------------------


 Short-Term Investments:
 ----------------------
     Fidelity USA Account                                          $           7,010      $       2,328,853
     Merrill Lynch Retirement Preservation Trust                          13,541,005                      -
     Other                                                                        89                323,414
- -------------------------------------------------------------------------------------------------------------
            Total Short-Term Investments                           $      13,548,104      $       2,652,267
- -------------------------------------------------------------------------------------------------------------

                    UNIFIRST CORPORATION PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

4.               NET REALIZED AND UNREALIZED LOSSES

         During the year ended December 31, 1994, the Plan's investments, including investments bought, sold and held during the year, decreased in value as follows:

                                                                                                              1994
                                                                                                              ----
             BANK CASH MANAGEMENT TRUST                                                         $         (790,760)
             COMMON STOCKS                                                                                 (62,839)
             MUTUAL FUNDS                                                                               (1,406,512)
             REAL ESTATE                                                                                  (169,124)
             OTHER ASSETS                                                                                  (14,892)

- -------------------------------------------------------------------------------------------------------------------
                                                                                                $       (2,444,127)
- -------------------------------------------------------------------------------------------------------------------

5.               SUBSEQUENT EVENT

         Effective January 1, 1995, the Plan was restated. Among other things, the restated Plan now permits participants to self-direct the investment of all their 401(k) employee contribution account, one-half of their employer contribution account, and all of their rollover accounts (if any). Participants can select among six different Merrill Lynch investment funds and are also permitted to invest in UniFirst common stock.

                              UNIFIRST CORPORATION
                              PROFIT SHARING PLAN
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1994


                                                                                                       Fair
                                                                                                     Market
                                                                                 Cost                 Value
                                                                                 ----                 -----
Mutual Funds:
  * Merrill Lynch Global Allocation Fund                         $         7,631,973    $         7,181,598
  * Merrill Lynch Capital Fund                                             7,631,973              7,224,556
  * Merrill Lynch Basic Value Fund                                         7,631,973              7,463,944
  * Merrill Lynch Special Value Fund                                       1,907,991              1,817,513

- ------------------------------------------------------------------------------------------------------------
            Total Mutual Funds                                            24,803,910             23,687,611
- ------------------------------------------------------------------------------------------------------------

Real Estate:
     Houston                                                               3,737,438                865,000
     San Antonio, Vicinity of the University of Texas                        105,510                 67,200
     Beaumont, The Crossing Center                                           396,096                397,600
     San Antonio, Bulverde Road and Smithson
         Valley Road                                                         649,118                213,000

- ------------------------------------------------------------------------------------------------------------
             Total Real Estate                                             4,888,162              1,542,800
- ------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------
*Member Loans                                                              2,411,637              2,411,637
- ------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------
Short-Term Investments:
  * Merrill Lynch Retirement Reservation Trust                            13,541,005             13,541,005
    Fidelity USA Account                                                       7,010                  7,010
    Short-Term Investments                                                        89                     89

- ------------------------------------------------------------------------------------------------------------
       Total Short-Term Investments                                       13,548,104             13,548,104
- ------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------
       TOTAL INVESTMENTS                                         $        45,651,813    $        41,190,152
- ------------------------------------------------------------------------------------------------------------


*   Represents a party-in-interest

- -------------------------------------------------------------------------------
                    UNIFIRST CORPORATION PROFIT SHARING PLAN

                 Item 27(d)-SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994



    Identity of Party               Description                          Number of         Units           Purchase
         Involved                    of Asset                            Purchases       Purchased           Price
         --------                    --------                            ---------       ---------           -----

  Fidelity Investments             USA Account                              101         4,005,947        $4,005,947

* First Union Cash Management      Temporary Investments
  Trust                            Valiant General Fund                       1        23,132,008        23,132,008

* First Union Cash Management      Common Trust Fund-Money Market
  Trust                            Stable Investment Fund                     1             9,919           174,200

* First Union Cash Management      Mutual Funds-Fixed Taxable
  Trust                            First Union Funds Managed Bond            19            33,885           336,052

* First Union Cash Management      Mutual Funds-Fixed Taxable
  Trust                            First Union Funds Fixed Income
                                   Portfolio Trust                           20            40,330           406,704

* First Union Cash Management      Mutual Funds-Equity
  Trust                            First Union Funds Value Portfolio         13             6,375           112,801  **

* First Union Cash Management      Mutual Funds-Equity
  Trust                            First Union Funds Value Portfolio          -                 -                 -

  Vanguard                         Vanguard Fixed Income Securities Fund     11            24,422           244,919

  William Blair                    William Blair Ready Reserves Fund          -                 -                 -

  William Blair                    William Blair Ready Reserves Fund          -                 -                 -

  William Blair                    William Blair Ready Reserves Fund         82         9,299,754         9,299,754  **




                                                                                               Value of Asset on
    Identity of Party                 Number of      Units       Selling          Cost of          Transaction        Net Gain
         Involved                       Sales         Sold         Price           Asset              Date             (Loss)
         --------                       -----         ----         -----           -----              ----             ------

  Fidelity Investments                   873      6,327,791     $6,327,791      $6,327,791          $6,327,791       $         -

* First Union Cash Management
  Trust                                    1     23,132,097     23,132,097      23,132,097          23,132,097                 -

* First Union Cash Management
  Trust                                    1        331,798      5,980,727       4,217,817           5,797,871           182,856

* First Union Cash Management
  Trust                                    1        584,783      5,532,051       5,907,417           6,098,451          (566,400)

* First Union Cash Management
  Trust
                                           1        586,410      5,676,444       5,947,919           6,102,315          (425,871)

* First Union Cash Management
  Trust                                    2        250,550      4,435,801       4,141,082           4,417,604            18,197

* First Union Cash Management
  Trust                                    1        235,294      4,164,701       3,889,386           4,148,638            16,063

  Vanguard                                 1        607,765      5,986,485       6,261,680           6,276,683          (290,198)

  William Blair                            1      3,328,807      3,328,807       3,328,807           3,328,807                 -

  William Blair                            1      2,361,843      2,361,843       2,361,843           2,361,843                 -

  William Blair                           26      9,528,892      9,528,892       9,528,892           9,528,892                 -


                                                                                                                Schedule 2
                                                                                                                Plan #001
                                                                                                                EIN-04-2103460




*     Represents a Party-in-interest transaction.
** This series of transactions also includes any single reportable transactions.

See accompanying notes to financial statements


    Identity of Party             Description                   Number of          Units          Purchase
         Involved                  of Asset                     Purchases        Purchased          Price
         --------                  --------                     ---------        ---------          -----
* Merrill Lynch             Merrill Lynch Retirement
                            Preservation Trust                        1          8,104,110        8,104,110

* Merrill Lynch             Merrill Lynch Retirement
                            Preservation Trust                  **    7         13,541,005       13,541,005

* Merrill Lynch             Merrill Lynch Global
                            Allocation Fund                           1            357,600        4,630,920

* Merrill Lynch             Merrill Lynch Global
                            Allocation Fund                     **    8            587,212        7,631,973

* Merrill Lynch             Merrill Lynch Capital Fund                1            171,199        4,630,920

* Merrill Lynch             Merrill Lynch Capital Fund          **    8            281,111        7,631,973

* Merrill Lynch             Merrill Lynch Basic Value Fund            1            203,826        4,630,920

* Merrill Lynch             Merrill Lynch Basic Value Fund      **    8            333,957        7,631,973






                                                                                                    Value of Asset on
    Identity of Party             Description               Number of    Units   Selling  Cost of     Transaction       Net Gain
         Involved                  of Asset                  Sales       Sold    Price     Asset         Date            (Loss)
         --------                  --------                  -----       -----   -----     -----         ----            ------
* Merrill Lynch             Merrill Lynch Retirement
                            Preservation Trust                 -          -         -        -             -                -

* Merrill Lynch             Merrill Lynch Retirement
                            Preservation Trust                 -          -         -        -             -                -

* Merrill Lynch             Merrill Lynch Global
                            Allocation Fund                    -          -         -        -             -                -

* Merrill Lynch             Merrill Lynch Global
                            Allocation Fund                    -          -         -        -             -                -

* Merrill Lynch             Merrill Lynch Capital Fund         -          -         -        -             -                -

* Merrill Lynch             Merrill Lynch Capital Fund         -          -         -        -             -                -

* Merrill Lynch             Merrill Lynch Basic Value Fund     -          -         -        -             -                -

* Merrill Lynch             Merrill Lynch Basic Value Fund     -          -         -        -             -                -






See accompanying notes to financial statements.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Corporation Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        UNIFIRST CORPORATION PROFIT
                                        SHARING PLAN

Date:    June 30, 1995                  By: /s/ RONALD D. CROATTI
                                            -----------------------------------
                                            Ronald D. Croatti,
                                            Trustee


                                        By: /s/ JOHN B. BARTLETT
                                            -----------------------------------
                                            John B. Bartlett,
                                            Trustee